EXHIBIT 21

Subsidiaries of the Company


Servantis Systems Holdings, Inc., a Delaware corporation; Servantis Systems, Inc., a Georgia corporation;
Servantis Services, Inc., a Georgia corporation;
CheckFree Software Solutions, Inc., a Delaware corporation; Security APL, Inc., an Illinois corporation;
Bow Tie Systems, Inc., an Illinois corporation;
CheckFree Services Corporation, a Delaware corporation; CheckFree Investment Corporation, a Delaware corporation; and RCM Systems, Inc., a Wisconsin corporation.